UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ]
Form N-SAR

For the Fiscal Year Ended December 31, 1995
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

HUNTWAY PARTNERS, L.P.
Full Name of Registrant

None
Former Name if Applicable

25129 The Old Road, #322
Address of Principal Executive Office (Street and Number)


Newhall, California  91381
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III
of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, 11-K, Form
N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] 	(c)	The accountant's statement or other exhibit required by
Rule 12b- 25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Partnership has been engaged in negotiations with its lenders to restructure its indebtedness. As previously announced on December 3, 1995 the Partnership failed to make its scheduled payment on November 30, 1995 and since that time has been in default under its primary lending agreements.

Due to the time-consuming nature of these restructuring activities and the fact that they affect certain of the information required in the Form 10-K, the Partnership has been unable to complete the preparation of all of the financial and other information required in its Form 10-K without unreasonable effort and expense. The Partnership expects to complete such preparation during the next two weeks. Accordingly, the Partnership is unable to file its Annual Report on Form 10-K within the prescribed time period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

	Warren J. Nelson	(805) 286-1582
	Name	Area Code and Phone Number

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities and Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding
12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As announced by the Partnership in its press release of February
9, 1996, the net loss for the year ended December 31, 1995 was $14,462,000, or $1.24 per unit, compared with a net loss of $3,004,000, or $.26 per unit in 1994.

The increase in the net loss of $11,458,000 is due a $9,492,000, or $.77 per unit write down of the companys Sunbelt refinery in Arizona. As the company has determined that it is unlikely that Sunbelt will be operated as a petroleum refinery in the future it has reduced the carrying value of the facility in accordance with FASB 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be disposed of. Excluding the Sunbelt write down the increase in the loss of $1,966,000 is reflective of the impact of rising crude prices, increased competition and unusually heavy rainfall in the first half of the year. Through the first six months of 1995, the net loss exceeded 1994 by $3,641,000.


HUNTWAY PARTNERS, L.P.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



DATE:	March 28, 1996				BY:  /s/ Warren J. Nelson
	Warren J. Nelson
	Executive Vice President
	and Chief Financial Officer